EXHIBIT 99.1
August 24, 2021

FERGUSON PLC

DIRECTOR DECLARATION

Ferguson plc (“Company”) confirms the appointment of Nadia Shouraboura, Non Executive Director of the Company, as an independent non executive director of Ocado Group plc with effect from September 1, 2021.

This announcement is made in accordance with Listing Rule 9.6.14R.

For further information, please contact:

Graham Middlemiss
0118 927 3800

Notes to announcement

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended 31 July 2020 was $19.9 billion and trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is a member of the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.